Voyager Entertainment International, Inc.
                         4483 West Reno Avenue
                          Las Vegas, NV 89119

                                                                January 13, 2009

Mr. Bret Johnson
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

        RE:     Voyager Entertainment International, Inc.
                Form 10-KSB/A Filed on December 24, 2008
                File No. 000-33151

Dear Mr. Johnson:

       The following responses address the comments of the Staff (the "Staff") as set forth in its letter dated December 30, 2008 (the "Comment Letter") relating to Voyager Entertainment International, Inc. (the "Company"). The numbers of the responses in this letter correspond to the numbers of the Staff's comments as set forth in the Comment Letter.

FORM 10-KSB/A FILED ON DECEMBER 24, 2008
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Item 8A. Controls and Procedures
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        1. We note the amended Forms 10-KSB and 10-Q filed on December 24, 2008. Please note that every amendment to a periodic report must include both certifications (Sections 302 and 906 of the Sarbanes-Oxley Act of 2002). As such, please further amend your Forms 10-KSB and 10-Q to provide updated 302 and 906 certifications for each report.

           Response
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           We have refiled our Form 10-KSB and Form 10-Q to include the 302 and 906 certifications as requested.

We hereby acknowledge the following:

        o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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       We appreciate your timely consideration of these matters in your review of the filing referenced above. Thank you in advance for your prompt review and assistance.


                                                  Very truly yours,


                                                  /s/ Richard Hannigan
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                                                  Richard Hannigan
                                                  President